So
3-11-02





SEC MAIL
PROCESSING
RECEIVED
MAR 4 2002
167
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-48744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Citizens Financial Services, ~~Inc.~~ Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Citizens Plaza
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott M. Hacker — 401-282-4354
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Oath or Affirmation

I, *Scott M. Hacker*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Citizens Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
VICE PRESIDENT — FINANCE
Title

Subscribed and sworn
to before me
this 22nd day of February 20X2

Notary Public
My commission expires: June 29, 2005

This report contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	Statement of financial condition.
x	(c)	Statement of income (loss).
	(d)	Statement of cash flows.
x	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
	(o)	Independent auditor's report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

CITIZENS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Citizens Financial Services, Inc:

We have audited the following financial statements of Citizens Financial Services, Inc. (the "Company") (a wholly owned subsidiary of Citizens Financial Group, Inc.) for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citizens Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Citizens Financial Services, Inc. as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

CITIZENS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$2,542,294
Escrow account balances	35,000
Trading account securities	3,349,001
Commissions receivable	1,420,076
Furniture and fixtures (Cost of $1,023,076, net of $657,343 accumulated depreciation)	365,733
Other assets	199,732
Deferred taxes	204,808
TOTAL ASSETS	$8,116,644

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Borrowed funds	$2,000,000
Due to affiliates	1,554,680
Accrued expenses and other liabilities	902,281
Total liabilities	4,456,961
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	999,999
Retained earnings	2,659,683
Total stockholder's equity	3,659,683
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$8,116,644

See notes to consolidated financial statements.

CITIZENS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commission income	$24,606,739
Insurance commission income	933,039
Trading gains and losses	420,079
Securities transaction fees	432,299
Interest and other income	20,707
Allocation to parent	(26,401,260)
Total revenues	11,603
EXPENSES:	
Employee compensation and benefits	12,326,360
Outside services	3,163,397
Occupancy and equipment	378,003
Other expenses	1,060,300
Interest paid	25,333
Allocation to parent	(16,878,876)
Total expenses	74,517
NET LOSS BEFORE TAXES	(62,914)
INCOME TAXES	99,638
NET INCOME	$ 36,724

See notes to consolidated financial statements.

CITIZENS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2000	$ 1	$999,999	$2,622,959	$3,622,959
Net income	-	-	36,724	36,724
BALANCE, DECEMBER 31, 2001	$ 1	$999,999	$2,659,683	$3,659,683

See notes to consolidated financial statements.

CITIZENS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 36,724
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on trading account securities	88,891
Loss on sale of fixed assets	2,301
Depreciation expense	227,699
Increase (decrease) in operating assets and liabilities:	
Trading account securities	1,365,205
Commissions receivable	(393,302)
Due from parent	331,989
Other assets	372,610
Margin payable	(1,709,770)
Due to affiliates	(139,704)
Other liabilities	350,455
Net cash provided by operating activities	533,098
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(269,902)
Proceeds from sale of furniture and equipment	65,398
Net cash used in investing activities	(204,504)
CASH FLOWS FROM FINANCING ACTIVITIES –	
Proceeds from borrowing	2,000,000
Net cash provided by financing activities	2,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	2,328,594
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	213,700
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,542,294
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax payments	$ 4,297
Interest payments	$ 23,057

See notes to consolidated financial statements.

CITIZENS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Citizens Financial Services, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Citizens Bank of Rhode Island (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of Royal Bank of Scotland plc. The Company commenced operations on January 19, 1996 and distributes and sells mutual funds and provides certain insurance, securities, brokerage and investment advisory services. The Company's customer base is primarily concentrated in New England. The Company also owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was set up as a wholly owned subsidiary of the company to comply with the insurance regulations of the State of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations.

The Company introduces brokerage transactions for clearance and execution services to Fiserv Securities, Inc. ("Fiserv"), a New York Stock Exchange member firm, on a fully disclosed basis.

The agreement between the Company and Fiserv provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from Fiserv on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current financial statement format. These reclassifications had no effect on earnings.

Revenue Recognition – Commission income represents net commissions received from sales of mutual fund shares. Insurance commission income represents net commissions received from sales of various insurance products. Commission income is recognized on a trade-date basis. Insurance commission is recognized on an accrual basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, money market investments, interest-bearing deposits and interest-bearing escrow deposits. Cash equivalents are securities with original maturities of less than three months.

Trading Account Securities – Trading account securities are carried at market value and are recorded on a settlement-date basis, which is not significantly different from the trade-date basis. Market value is determined using quoted values. Realized gains (losses) are calculated on the average-cost basis and are included in income. Interest income is recorded on an accrual basis. The increase or decrease in unrealized appreciation or depreciation resulting from changes in the market value of the investments is also included in income.

3. TRANSACTIONS WITH RELATED PARTIES

The Company, from time to time, borrows money from its Parent for working capital purposes. The Company maintains a demand deposit account with its Parent. On August 15, 2001 Citizens Financial Services, Inc. (the "Borrower") and Citizens Bank of Rhode Island (the "Lender") entered into a $3,000,000 line of credit agreement. The Company initially borrowed $2,000,000 from this line of credit to fund their trading account bond securities inventory. The line of credit bears interest on the unpaid principal balance at a rate equal to LIBOR rate plus 50 basis points. For the year ended December 31, 2001, the Company paid interest of $23,057.

The Company has entered into agreements with its Parent and its affiliates, Citizens Bank of New Hampshire, Citizens Bank of Massachusetts and Citizens Bank of Connecticut, which are wholly owned subsidiaries of CFG. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliates. In connection with these services, the Company also provides management, administration and customer support services. The Company pays its Parent and affiliates their monthly share of income, net of direct and indirect expenses. Income includes, but is not limited to, commission income, income from the sale of securities, trading account gains and interest income. Direct and indirect expenses include, but are not limited to, space usage, administration support, salaries, commissions, bonuses and related employee benefits.

All operating costs of the Company are paid by CFG and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis.

4. INTEREST-BEARING CASH

Escrow deposits represent cash account balances that are required to be maintained at Fiserv in connection with that organization's clearing services agreement. This balance does not serve as a component of the Company's net capital requirement.

5. FAIR VALUE OF TRADING ACCOUNT SECURITIES

At December 31, 2001, the market value and cost of trading account securities were as follows:

	Market Value	Cost
State and municipal obligations	$2,436,092	$2,501,423
U.S. Government and agency obligations	912,909	936,469
	$3,349,001	$3,437,892

6. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been computed using straight-line and accelerated methods over the estimated useful life of the assets, typically 3-5 years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with SOP 98-1, and amortized using the straight-line method over the expected useful life (not to exceed seven years). The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,985,157 which was in excess of the required net capital of $297,279, by $1,687,878. The Company's ratio of aggregate indebtedness to net capital was 2 to 1.

8. RULES 15c3-3 AND 17a-13

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 under the provision of paragraph (a) thereof.

9. CONCENTRATION OF CREDIT RISK

The Company's trading account securities portfolio consists primarily of debt securities issued by municipalities located in the State of Rhode Island and Rhode Island state agencies.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all the Company's assets and liabilities are considered financial instruments, as defined by SFAS No. 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short term maturity may approximate the carrying amount of such financial instruments.

Securities owned and securities sold but not yet purchased are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximates estimated fair value.

11. ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. The Company adopted SFAS No. 133 and the corresponding amendments under SFAS No. 138 on January 1, 2001. SFAS No. 133, as amended by SFAS No. 138, does not have a material impact on the Company's results of operations, financial position or cash flows.

12. TRANSFERS AND SERVICING OF FINANCIAL ASSETS

In September 2000, the FASB issued SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125. SFAS No. 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS No. 125's provisions. The collateral and disclosure provisions of SFAS No. 140 are effective for year end 2000 financial statements. The other provisions of SFAS No. 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. These revised provisions did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

13. SUBSEQUENT EVENTS

Effective February 19, 2002, the Company will change its name to Citizens Investment Services Corp. to comply with legal and regulatory requirements in the State of Pennsylvania. On or about May 15, 2002, the Company will acquire the customers of Dreyfus Investment Services Corp. and Mellon Insurance Agency. This will expand the Company's customer base into the Mid-Atlantic region of Pennsylvania and Delaware.

14. INCOME TAXES

The Company, along with other affiliates, files its federal and state income tax returns on a consolidated basis. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2001 were as follows:

Current benefit:	
Federal	$130,463
State	(30,825)
Total benefit	$ 99,638

The federal income tax benefit for the year ended December 31, 2001 approximated the tax computed using the nominal federal income tax rate of 35%.

Deferred taxes arise due to differences in book and tax basis of investments and depreciation. At December 31, 2001, the deferred tax asset was $204,808. No valuation allowance is considered necessary at December 31, 2001.

* * * * * *

CITIZENS FINANCIAL SERVICES, INC.

SUPPLEMENTAL SCHEDULE – COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's equity	$ 3,659,683
Deductions and/or charges – nonallowable assets:	
Escrow account balances	35,000
Commissions receivable	643,091
Furniture and fixtures	365,733
Other assets	405,642
Total nonallowable assets	1,449,466
Net capital before haircuts on securities positions	2,210,217
Haircuts on securities:	
Money market	41,716
Municipal securities	135,537
U.S. Government agency obligations	47,807
Total haircuts on securities positions	225,060
NET CAPITAL	$ 1,985,157

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT (representing the greater of 6.67% of aggregate indebtedness)	$ 297,279
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 297,279
EXCESS NET CAPITAL	$ 1,687,878

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 4,456,961
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2 to 1

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

UNAUDITED NET CAPITAL	$ 1,755,641
INCREASE IN STOCKHOLDER'S EQUITY	295,724
INCREASE IN NONALLOWABLE ASSETS	(45,350)
INCREASE IN HAIRCUTS ON SECURITIES	(20,858)
TOTAL INCREASE IN NET CAPITAL	229,516
AUDITED NET CAPITAL	$ 1,985,157

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
Citizens Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements of Citizens Financial Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2001), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002

Citizens Financial Services, Inc.


SEC MAIL PROCESSING
RECEIVED
MAR - 4
167
WASH. D.C.
SECTION

Independent Auditors' Report

Consolidated Financial Statements
Year Ended December 31, 2001
Supplemental Schedule
As of December 31, 2001 and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT